FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Closing of Manitou Gold Acquisition

Toronto, Ontario (May 24, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported the completion of the previously announced acquisition (the “Transaction”) of all the issued and outstanding common shares of Manitou Gold Inc. (TSXV:MTU) (“Manitou”). A Final Order was granted by the Ontario Superior Court of Justice on May 19, 2023 approving the Plan of Arrangement pursuant to which the Transaction was implemented.

“We are very pleased to announce the closing of the Manitou Gold acquisition through which we are more than tripling our land package around the Island Gold Mine and adding significant exploration potential in a relatively underexplored segment of the Michipicoten Greenstone Belt,” said John A. McCluskey, President and Chief Executive Officer.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

This news release contains or incorporates by reference “forward looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “expect”, “assume”, “anticipate”, “believe”, “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Forward-looking statements in this news release include, but may not be limited to, information pertaining to the exploration potential across the Michipicoten Greenstone Belt forming part of the land package acquired through the acquisition of Manitou; expectations pertaining to additional reserves and resources; and other statements that express management’s expectations or estimates of future

TRADING SYMBOL: TSX:AGI NYSE:AGI

plans and performance, operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.

Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Alamos at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Investors are cautioned not to assume that all or any part of additional mineral deposits that have been acquired are, or will be, economically or legally mineable or that they will ever be converted into Proven and Probable Mineral Reserves (as that term is defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended).

Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements contained in this news release include, but are not limited to, the actual results of potential exploration activities.

For a more detailed discussion of other risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this news release, see Alamos’ latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

Alamos disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

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